UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025 (Report No. 2).

Commission File Number: 001-40065

IM Cannabis Corp.
(Exact Name of Registrant as Specified in Charter)

Kibbutz Glil Yam, Central District, Israel 4690500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

CONTENTS

Loan Agreement

On July 6, 2025, IM Cannabis Corp. (the “Company”) entered into a loan agreement (the “Loan Agreement”) with L.I.A. Pure Capital Ltd. (the “Lender”) for an aggregate amount of US$2 million. Pursuant to the Loan Agreement, the Company received an amount of US$1 million (the “First Loan Tranche”) and may receive an additional amount of US$1 million (the “Second Loan Tranche”) no later than 60 days from signing the Loan Agreement, subject to satisfying certain conditions.

Pursuant to the Loan Agreement, the Lender has a right to recommend a director to be appointed to the Company’s board of directors (the “Board”), as described in more detail below.

A copy of the Loan Agreement is attached hereto as Exhibit 10.1 and incorporated by reference herein. The foregoing summary of the Loan Agreement is subject to, and qualified in its entirety by reference to, such exhibit.

Appointment to Board of Directors

On July 6, 2025, Mr. Oz Adler was appointed to the Board, effective as of July 6, 2025. Mr. Oz Adler, CPA, currently serves as SciSparc Ltd. Chief Executive Officer since January 2022 and Chief Financial Officer since April 2018, and previously served as Scisparc Ltd.’s VP Finance from March 2018 until April 2018, and as SciSparc Ltd.’s Controller from September 2017 to March 2018. Mr. Adler has experience in a wide variety of managerial, financial, tax and accounting roles. Mr. Adler currently serves on the board of directors of numerous private companies, such as Polyrizon Ltd., and public companies, including Jeffs’ Brands Ltd (Nasdaq: JFBR), Rail Vision Ltd. (Nasdaq: RVSN) and Clearmind (Nasdaq: CMND), (FSE: CWY), and previously served as the chief financial officer of XYLO Technologies Ltd. (Nasdaq: XYLO) from December 2020 to April 2021. From 2012 until 2017, Mr. Adler was employed as a certified public accountant at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Adler holds a B.A. in Accounting and Business management from The College of Management, Israel.

Mr. Adler is not a party to any transactions that are disclosable under Item 7.B of Form 20-F.

On July 9, 2025, the Company issued a press release titled: “IM Cannabis Announces the Signing of a Loan Agreement and Appointment of Oz Adler to Board of Directors”. A copy of this press release is furnished herewith as Exhibit 99.1.

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K, except for the sixth paragraph and eighth paragraph of exhibit 99.1, are incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-288346) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
10.1	Loan Agreement by and between IM Cannabis Corp. and L.I.A. Pure Capital Ltd., dated July 6, 2025.
99.1	Press Release dated July 9, 2025 “IM Cannabis Announces the Signing of a Loan Agreement and Appointment of Oz Adler to Board of Directors”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IM CANNABIS CORP.
(Registrant)

Date: July 9, 2025	By:	/s/ Oren Shuster
	Name:	Oren Shuster
	Title:	Chief Executive Officer and Director